 

SEC 19007313

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinecta Financial and Insurance Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

973 S. Westlake Blvd., Suite 200

(No. and Street)

Westlake Village   CA   91361

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Elia   310-643-3273

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – *if individual, state last, first, middle name*)

15233 Ventura Blvd., 9th Floor   Sherman Oaks   CA   91403-2250

(Address)   (City)   (State) (Zip Code)

SEC Mail Processing

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 01 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Greg Elia _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC _____ , as of December 31 _____ , 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Director, Compliance & Operations, FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 20 19, by Gregory B Elia

_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOANNE MACIAS
Notary Public - California
Ventura County
Commission # 2174509
My Comm. Expires Dec 3, 2020

(Seal)   Signature_____

Joanne Macias,
Notary Public

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

Westlake Village, California

TABLE OF CONTENTS

 Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member and Board of Directors of
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2018, the related statements of income, membership capital and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II – Statement Regarding Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Kinecta Financial and Insurance Services, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2009.

Sherman Oaks, California
February 28, 2019

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	17,787,469
Accounts receivable		524,500
Prepaid expenses and other assets		68,118
Total assets	$	18,380,087
LIABILITIES AND MEMBERSHIP CAPITAL		
Liabilities		
Accounts payable and other liabilities	$	437,565
Payables to related parties		200,314
Total liabilities		637,879
Membership capital		17,742,208
Total liabilities and membership capital	$	18,380,087

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenues		
Commission income	$	10,639,209
Interest and dividend income		27,475
Total revenues		10,666,684
Expenses		
Salaries and related benefits		2,628,737
Commissions		2,773,317
Broker fees		663,960
Operations		1,471,863
Professional, marketing and other		212,586
Total expenses		7,750,463
Net income	$	2,916,221

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2018

Balance at January 1, 2018	$ 14,825,987
Net income	2,916,221
Balance at December 31, 2018	$ 17,742,208

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities	
Net income	$ 2,916,221
Adjustments to reconcile net income to cash provided by operating activities	
Increase in accounts receivable	(115,744)
Decrease in prepaid expenses and other assets	3,404
Decrease in accounts payable and other liabilities	(78,316)
Increase in payables to related parties	23,000
Net cash provided by operating activities	2,748,565
Net change in cash and cash equivalents	2,748,565
Cash and cash equivalents at beginning of year	15,038,904
Cash and cash equivalents at end of year	$ 17,787,469

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 – NATURE OF BUSINESS

Kinecta Financial and Insurance Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance referral services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers. The Company will engage in referral business only.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable: Accounts receivable consists primarily of commissions receivable which represents commissions due to the Company for the sale of financial and insurance products.

Litigation: From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

Revenue Recognition: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 sets forth a new revenue recognition model that requires identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to performance obligations and recognizing the revenue upon satisfaction of performance obligations. The Company adopted the new standard effective January 1, 2018.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Judgments: The Company operates under a networking agreement with LPL Financial whereas all securities business is referred to and transacted through representatives of LPL Financial. LPL Financial carries all brokerage and advisory accounts of the Company's customers and maintains and preserves all related books and records of the Company's customers. Commission fees recognized by the Company are primarily comprised of referral fees. The Company's sole performance obligation is to refer customers to LPL. The referral fees consist of both constrained revenues, executed trades, and unconstrained revenues, trail and advisory fees. The referral performance obligation is satisfied at a point in time, when the referral is made; however, revenue allocated to the performance obligation are constrained. Revenues associated with transactions are constrained until trade date as they are not known until a transaction occurs. At trade date, the constraint is removed and revenue is recognized for transactions. Revenues associated with asset based fees are constrained due to the dependence on unpredictable market movements. Revenues associated with asset based fees are recognized when the constraint is removed.

Income Taxes: The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is wholly owned by Kinecta Federal Credit Union, a nontaxable entity. The Company is disregarded as a separate entity from its owner, Kinecta Federal Credit Union, for income tax purposes. The Company is generally not subject to U.S. federal income tax as well as income tax of the state of California. The Company is subject to tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year end December 31, 2018 there was no income tax expense allocated to the operations of the Company. The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2015.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

The Company recognizes interest and/or penalties related to income tax matters in operations expense. As of and for the year ended December 31, 2018 no interest and/or penalties related to income taxes have been levied.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company has $2,773,797 on deposit with Catalyst Corporate Federal Credit Union at December 31, 2018. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $14,507,154 on deposit with Kinecta Federal Credit

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Union, a related party, at December 31, 2018. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $506,518 in an Insured Cash Account ("ICA") with LPL Financial at December 31, 2018. The balance is insured by the Federal Deposit Insurance Company.

NOTE 3 – EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the "Plan") that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. The Company contributed $141,662 for the year ended December 31, 2018.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is a wholly owned subsidiary of Kinecta Federal Credit Union and operating results may differ from those that may exist if the Company operated as a stand-alone entity.

The Company is charged by Kinecta Federal Credit Union and Apollo Agencies, Inc., a wholly owned subsidiary of Kinecta Financial Management Company, LLC, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense, totaled $436,116 and $495,480 respectively for the year ended December 31, 2018.

At December 31, 2018, the Company owed $158,215 to Kinecta Federal Credit Union and $42,099 to Apollo Agencies, Inc. Such amounts are non-interest bearing and payable upon demand.

The Company has $14,507,154 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2018, which earned $26,656 in interest for the year ended December 31, 2018.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2018, the Company had net capital of $3,670,378, which was $3,627,853 in excess of its required net capital of $42,525. The Company's ratio of aggregate indebtedness to net capital was 1 to 6.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 5 – NET CAPITAL REQUIREMENTS (Continued)

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Total membership capital from statement of financial condition	$ 17,742,208
Non-allowable assets	
Prepaid expenses and other assets	68,118
Accounts receivable	105,560
Intercompany deposits	13,898,152
Total non-allowable assets	14,071,830
Net capital before haircuts	3,670,378
Money market account haircuts	-
Net capital	$ 3,670,378
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 637,879
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 42,525
Net capital in excess of minimum requirement	$ 3,627,853
Ratio of aggregate indebtedness to net capital	1 to 6

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2018 filed on January 25, 2019.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE II – STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

Kinecta Financial and Insurance Services, LLC (The "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under The Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Kinecta Financial and Insurance Services, LLC's Exemption Report, in which (1) Kinecta Financial and Insurance Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Kinecta Financial and Insurance Services, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception. Kinecta Financial and Insurance Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kinecta Financial and Insurance Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

Sherman Oaks, California
February 28, 2019

Kinecta Financial and Insurance Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as of the year ended December 31, 2018, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

<u>Kinecta Financial and Insurance Services, LLC</u>

I, <u>Greg Elia,</u> swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Director, Compliance & Operations, FINOP

February 28, 2019

 **Crowe**

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

Board of Directors
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Kinecta Financial and Insurance Services, LLC (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

Sherman Oaks, California
February 28, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/18
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067028
KINECTA FINANCIAL & INSURANCE
SERVICES, LLC
973 S. WESTLAKE BLVD.
SUITE 200
WESTLAKE VILLAGE, CA 91361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $ 1,448

B. Less payment made with SIPC-6 filed (**exclude interest**)   (689)
7/25/18
     Date Paid

C. Less prior overpayment applied   (0)

D. Assessment balance due or (overpayment)   759

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

F. Total assessment balance and interest due (or overpayment carried forward) $ 759

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 759

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KINECTA FINANCIAL & INSURANCE
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of 11 , 20 19 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,666,683

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   9,132,025

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   569,013

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   0

        Total deductions   9,701,038

2d. SIPC Net Operating Revenues $ 965,645

2e. General Assessment @ .0015 $ 1,448

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